AAA MINERALS INC.
                                 3841 Amador Way
                                  Reno, Nevada
                        Telephone and fax: (775) 827-2324

July 22, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attention:  Craig Slivka

Dear Sirs:

Re:  Registration Statement on Form SB-2 - Request for Acceleration
-------------------------------------------------------------------
In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Tuesday, July 26, 2005 at 3:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Earl Abbott

Dr. Earl Abbott, President
AAA MINERALS INC.